Pearlman Schneider LLP

2200 Corporate Blvd., N.W., Suite 210

Boca Raton, FL   33431

Telephone (561) 362-9595

January 31, 2013

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Mara L. Ransom, Assistant Director

Jacqueline Kaufman, Staff Attorney

Catherine Brown, Staff Attorney

Re:

As Seen On TV, Inc. (the “Company”)

Registration Statement on Form S-4

Filed December 26, 2012

File No. 333-185688

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated January 22, 2013 on the above-captioned filing.  Following are the Company’s responses to such comments.  Under separate cover we are providing courtesy copies of this filing, marked to show revisions from the original filings and keyed to this letter, to Ms. Jacqueline Kaufman.

Proposal I – The Merger, page 35

Opinion of eDiets’ Financial Advisor, page 42

Comment 1.

You state on page 43 that eDiets and As Seen On TV provided Cassel Salpeter with financial projections with respect to the future financial performance of each respective company and certain forecasts and estimates of potential cost savings and other synergies expected to result from the merger.  Please revise your registration statement to disclose these projections, forecasts and estimates.

Response:

The registration statement has been revised to disclose these projections, forecasts and estimates under “Certain Company Projections” commencing on page 52.

United States Securities and Exchange Commission

January 31, 2013

The Merger Agreement, page 57

Representations and Warranties, page 61

Comment 2.

We note your cautionary statement concerning the representations and warranties in the Merger Agreement in the last sentence of the second full paragraph on page 62.  Please note that disclosure regarding an agreement’s representations or covenants in a registration statement constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading.  Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).  Accordingly, if you continue to use these or similar cautionary statements in your filing, please revise them to eliminate any implication that your stockholders cannot rely on them for disclosure purposes and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under the federal securities laws and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by the federal securities laws.

Response:

The cautionary statement under the “Representations and Warranties” subsection concerning the representations and warranties in the Merger Agreement previously contained in the last sentence of the second full paragraph on page 62 has been removed.

Material U.S. Federal Income Tax Consequences of the Merger, page 69

Comment 3.

We note that you represent that the merger will be tax free, and provide other disclosure regarding the tax consequences of the merger.  Please disclose the source of such tax- related information.  See Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response:

The disclosure under “Material U.S. Federal Income Tax Consequences of Merger” has been revised to disclose the source of the tax related information.

United States Securities and Exchange Commission

January 31, 2013

Board of Directors and Management of As Seen On TV Following The Merger, page 102

Comment 4.

We note that you have disclosed on page 7 that “at the Effective Time, Ms. Hartnett, eDiets’ current chief executive officer, is expected to enter into an employment agreement with As Seen On TV relating to her continued employment at eDiets.”  Please provide relevant disclosure regarding Ms. Hartnett’s employment at eDiets under the section titled “Board of Directors and Management of As Seen On TV Following The Merger” or explain why this is not appropriate.

Response:

The section “Board of Directors and Management of As Seen On TV Following The Merger” has been revised to include Ms. Harnett and matters relating to her employment.  In addition, the table covering “Security Ownership of Certain Beneficial Owners and Management of As Seen On TV After the Merger” has been revised to include Ms. Hartnett.

Security Ownership of Certain Beneficial Owners and Management of As Seen On TV After the Merger, page 109

Comment 5.

We note that the headings to the second and fourth columns of the table on page 109 have footnote references which do not appear to correspond correctly to the text of the footnotes identified.  Please revise or clarify the table and footnotes accordingly.

Response:

The table “Security Ownership of Certain Beneficial Owners and Management of As Seen On TV After the Merger” has been revised to eliminate footnotes on the column headings and to reconcile footnotes throughout the table.

Comparison of Certain Rights of Stockholders of As Seen On TV and Stockholders of eDiets, page 110

Comment 6.

The note the statement in the fourth sentence of the introductory paragraph qualifying the description comparing the material differences between the rights of As Seen On TV stockholders and eDiets stockholders.  Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form.  See Rule 411(a) of Regulation C.  Please revise your disclosure accordingly.

Response:

The fourth sentence under the introductory paragraph under “Comparison of Certain Rights of Stockholders” has been eliminated from the introductory paragraph to remove qualifying language.

United States Securities and Exchange Commission

January 31, 2013

Appendix B. Opinion of Cassel Salpeter & Co., LLC, page B-1

Comment 7.

The staff notes the limitation on reliance by shareholders in the fairness opinion provided by Cassel Salpeter in the first sentence of the third to last paragraph on page B-4.  Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.  Alternatively, please disclose the basis for Cassel Salpeter’s belief that shareholders cannot rely upon the opinion to support any claims against Cassel Salpeter arising under applicable state law (e.g., the inclusion of an express disclaimer in Cassel Salpeter’s engagement letter with your company).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Cassel Salpeter would have no effect on the rights and responsibilities of either Cassel Salpeter or the board of directors under the federal securities laws.

Response:

The first sentence of the third to last paragraph on page B-4 of the Opinion of Cassel Salpeter & Co., LLC, has been revised to eliminate the word “solely”, thereby removing the limitation and eliminating the inconsistency with the disclosures related to the opinion.

Part II, page II-1

Item 22. Undertakings, page II-1

Comment 8.

Please revise to include the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Response:

Item 22 has been revised to include the undertakings as required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Exhibit Index, page II-4

Comment 9.

We note that you have not yet filed a legality opinion or a tax opinion.  With your next amendment, please file legality and tax opinions as exhibits. See Items 601(b)(5)(i) and 601(b)(8) of Regulation S-K and of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response:

The legality opinion and tax opinion are included as exhibits to the amendment.

United States Securities and Exchange Commission

January 31, 2013

We trust the foregoing responds to the staff’s comments.  The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian A. Pearlman

Brian A. Pearlman

cc:

As Seen On TV, Inc.